# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

## FORM 8-K
## CURRENT REPORT

### Pursuant to Section 13 or 15(d) of
### The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)**:  October 13, 2010**

## PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

| **Delaware** | **001-31403** | **52-2297449** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| **701 Ninth Street, N.W., Washington, DC** | **20068** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code          **(202) 872-3526**

**Not Applicable**
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01      Other Events**

Exhibits 99, attached hereto, are hereby incorporated by reference.

**Item 9.01      Financial Statements and Exhibits**

(d)  Exhibits

| Exhibit No. | Description of Exhibit |
|---|---|
| 99 | News Release of Pepco Holdings, Inc. re Tender Results dated October 13, 2010 |

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date:      October 13, 2010

/s/ A. J. KAMERICK
Name:  Anthony J. Kamerick
Title:    Senior Vice President and
Chief Financial Officer